SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  )1

Achaogen, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

004449104
(CUSIP Number)

December 31, 2014
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 004449104

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY) Domain Partners VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,987,049 shares of Common Stock *
	6.	SHARED VOTING POWER	-0-
	7.	SOLE DISPOSITIVE POWER	1,987,049 shares of Common Stock *
	8.	SHARED DISPOSITIVE POWER	-0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,987,049 shares of Common Stock *
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		11.1% **
12.	TYPE OF REPORTING PERSON		PN

* As of December 31, 2014
** Based on 17,907,135 shares of Common Stock outstanding as of December 31, 2014

CUSIP No. 004449104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY) DP VII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	33,890 shares of Common Stock *
	6.	SHARED VOTING POWER	-0-
	7.	SOLE DISPOSITIVE POWER	33,890 shares of Common Stock *
	8.	SHARED DISPOSITIVE POWER	-0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		33,890 shares of Common Stock *
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0.2% **
12.	TYPE OF REPORTING PERSON		PN

* As of December 31, 2014
** Based on 17,907,135 shares of Common Stock outstanding as of December 31, 2014

CUSIP No. 004449104

Schedule 13G

Item 1(a)	Name of Issuer:

Achaogen, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

700 Shoreline Court, Suite 371
South San Francisco, CA 94080

Item 2(a)	Name of Person Filing:

This statement is being filed by Domain Partners VII, L.P., a Delaware limited partnership (“Domain VII”), and DP VII Associates, L.P., a Delaware limited partnership (“DP VII A”) (together, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office:

One Palmer Square
Princeton, NJ 08542

Item 2(c)	Place of Organization:

Domain VII: Delaware
DP VII A: Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number:

004449104

Item 3	Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

Not applicable.

CUSIP No. 004449104

Item 4	Ownership.

(a) through (c):	The information set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

See Exhibit 2.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP No. 004449104

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2015

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member

CUSIP No. 004449104

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 3, 2015

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member

CUSIP No. 004449104

EXHIBIT 2

Identification and Classification of Members of the Group

Domain Partners VII, L.P. and DP VII Associates, L.P. are filing this statement on Schedule 13G as a group.

Domain Partners VII, L.P. is a Delaware limited partnership.  Its sole general partner is One Palmer Square Associates VII, L.L.C., a Delaware limited liability company.

DP VII Associates, L.P. is a Delaware limited partnership.  Its sole general partner is One Palmer Square Associates VII, L.L.C., a Delaware limited liability company.